

September 23, 2014

Via E-mail

Stephen Trundle

President and Chief Executive Officer

Alarm.com Holdings, Inc.

8150 Leesburg Pike

Vienna, VA 22182

> **Re:** **Alarm.com Holdings, Inc.**
> **Amendment No. 2 to Draft Registration Statement on Form S-1**
> **Submitted August 27, 2014**
> **CIK No. 1459200**

Dear Mr. Trundle:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Risk Factors

We receive a substantial portion of our revenue…, page 21

1.   Refer to your response to comment 8 in our letter dated June 10, 2014. Disclosing the amount of sales to your significant service providers with a range does not adequately apprise prospective investors of the attendant risk. A risk factor must provide enough detail to place the risk in context. In this regard, we note that the revenue concentration from your two significant customers could range from 20% to 40%. Please revise to disclose the specific revenue percentage for each of your major service providers named in this risk factor. In addition, file the agreements with each service provider or expand your response to tell us why you believe that these agreements are not required to be filed under Item 601(b)(10) of Regulation S-K. Your June 10, 2014 response only indicates that you have "standard agreements with the service providers."

If you intend to respond to this comment with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3286 or, in his absence, the undersigned at (202) 551-3735 with any questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via E-mail
        Eric Jensen, Esq.
        Cooley LLP